June 6, 2011
Ms. Cicely LaMothe
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Medical Properties Trust, Inc. Form 10-K for the year ended December 31, 2010 Filed February 28, 2011 File No. 1-32559
Dear Ms. LaMothe:
The purpose of this letter is to respond to your letter dated May 20, 2011. To assist you in reviewing our responses, we will precede each response with a copy (in bold type) of the comment as stated in your letter.
Form 10-K for the year ended December 31, 2010
Item 2. Properties, page 23
1. In future Exchange Act periodic reports please provide the average effective annual rental per square foot or bed, based on your property type, for the current and preceding reporting periods. If you elect to provide only the base rentals per square foot or bed, please quantify and discuss the impact of tenant concessions, abatements, and allowances on the net rents you would be able to collect.
Rent per square foot or per bed is not a relevant measure in our business. In almost all cases, our real estate is 100% leased to single operators on a long-term basis at rental amounts that are not determined based on per unit measures. Instead, the more important criterion for setting rental rates is our total cost and our long-term requirements. We do not use per square foot or per bed measures as part of our internal decision making processes or in earnings releases and other communications with the investment community. Please note that we include revenue by property type in Item 1 of the Form 10-K along with square footage and number of beds, where applicable, per property type in

Ms. Cicely LaMothe
Securities and Exchange Commission
Item 2 of the Form 10-K. Therefore, should a reader believe such metrics are relevant, all pertinent information necessary to calculate rent per bed or square foot is included in the Form 10-K.
2. To the extent your aggregate acquisitions for the reporting period are material, please disclose, in future Exchange Act periodic reports, the weighted average capitalization rate for such acquisitions and explain how the rate was calculated.
We have not recently disclosed the “capitalization rates” of our acquisitions for two primary reasons:
1)	We consider such information to be proprietary, the disclosure of which would provide a significant advantage to our competitors similar to a manufacturer publishing its confidential pricing structure to its competitors. Because a single hospital facility may be of itself a material acquisition, disclosure of a weighted average rate in a period with only one acquisition may result in disclosure of our pricing.

2)	Our peers may not calculate capitalization rates in the same way that we do and, as a result, comparison of any capitalization rates that we disclose with those of our competitors would not be meaningful to investors.
In our periodic filings, we have regularly provided detailed information to investors regarding our material acquisitions and dispositions, including descriptions of the actual transactions, purchase price or sale price information and information regarding the impact of the acquisition or disposition on our operating results. Readers of our financial statements are also able to calculate our weighted average periodic return on our acquisition costs by reference to information readily apparent in our GAAP-basis financial statements.
3. In future Exchange Act periodic reports, please expand your disclosure of your leasing activities for the most recent quarter, including a discussion of the volume of new or renewed leases, average rents or yields, as applicable, a discussion of the percentage of leases with rent escalators and a representative range of escalation, and, where applicable, average tenant improvement costs, leasing commissions, and tenant concessions. To the extent you have material lease expirations in the next year, please include disclosure regarding the relationship of rents and expiring leases to market rents.
In future periodic filings, we will expand our disclosure relating to the percentage of leases/loans with escalators and a representative range of escalation for our overall portfolio. Please note that we have historically been providing such disclosure for our two largest tenants in Item 1 of our previous Form 10-K filings.
In reference to your comment requesting expanded disclosure of our leasing and lending activities for the most recent quarter, including a discussion of the volume of new or renewed leases/loans, we believe such disclosure is adequately provided for in Note 3 to Item 8 of our Form 10-K or in Note 3 to Item 1 of our Form 10-Q. In this note, we disclose all significant additions, disposals or other changes to our leasing and loan portfolio including any lease/loan terminations or renewals.

Ms. Cicely LaMothe
Securities and Exchange Commission
In regards to your comment requesting disclosure of average tenant improvement costs, leasing commissions and tenant concessions, we will include such additional disclosure in future filings if deemed material. However, please note that we typically do not provide for significant tenant concessions or incur significant leasing commissions. We do fund tenant improvements from time to time but typically only to the extent that we receive an immediate return on such improvements in the form of a higher rental income stream from the tenant.
To the extent we have material lease expirations in the next year, we will include, in future filings, disclosure discussing the relationship of rents on expiring leases to market rents.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 27
4. Please tell us whether funds from operations is viewed as a key performance measure. If so, please include such performance measure in future Exchange Act periodic reports, as applicable, with the appropriate reconciliation to net income.
We will include such performance measures in future filings along with the appropriate reconciliation to net income.
Liquidity and Capital Resources, page 33
5. On page 34, you discuss your short term and long term liquidity requirements, including your upcoming principal payments. In future Exchange Act periodic reports please expand your disclosure in this section to discuss your anticipated cash uses for the next fiscal year to include interest payments, dividend payments and capital expenditures, in addition to anticipated debt maturities.
We respectfully draw the Staff’s attention to our disclosure of short-term and long-term liquidity requirements as noted on page 34, which specifically includes a qualitative discussion about our cash uses, including interest obligations, dividend payments (referred to as “distributions in compliance with REIT requirements” in our Form 10-K) and capital expenditures (referred to as “firm commitments” in our Form 10-K). However, in future filings, we will reassess our disclosure to make sure it is clear that our cash uses include interest payments, dividend payments and capital expenditures (if any).
Results of Operations, page 35
6. We note that you consider your lending business to be an important element of your overall business strategy and also note that interest from loans exceeded 20% of revenues for each of the past three fiscal years. Please tell us why you believe it is appropriate to aggregate your leasing and lending business into one reportable segment. As part of your response, please

Ms. Cicely LaMothe
Securities and Exchange Commission
explain in detail how your chief operating decision maker reviews your financial results for purposes of making decisions about allocating resources and for purposes of assessing performance. Also, if you believe it is appropriate to aggregate these businesses, please explain in detail how they meet the criteria required for aggregation outlined in ASC 280-10-50-11 and why you believe the aggregated operations have similar economic characteristics.
We are in the business of financing hospital real estate primarily through leasing transactions and manage our business accordingly. However, there are times that we finance hospital real estate via mortgage loans when a leasing transaction would have an adverse impact to our tenant/borrower (such as in the form of higher taxes from gain on sale of property). In these limited circumstances (we had only two mortgage loans receivable at December 31, 2010), we structure the mortgage loan agreements to provide us the same level and character of risks and returns as our sale/lease-back transactions do.
We do not manage our leasing activities separately from our loan activities. In addition, we do not allocate resources separately between these activities. We have not structured our organization between leasing and lending activities, which means the same acquisition, underwriting, asset management and legal personnel work on both lease and loan transactions, and in fact, may not be aware of the financial structure (lease or loan) until well into the acquisition process. The chief operating decision maker is our President and Chief Executive Officer, who reviews monthly financial results (balance sheet, income statement and related analyses) on a consolidated basis along with certain revenue information broken down by property, state and operator.
Our loan portfolio consists of mortgage loans, working capital and other loans. Mortgage loans represent approximately 75% of our total loan portfolio. As noted, our mortgage loans are intentionally structured similarly to our leases from an economic return, term, and security perspective as our management team looks at them the same way as a lease. The only real difference is that we do not own the real estate. At December 31, 2010, our mortgage loans were on two properties with one borrower. This same borrower also leases eleven of our other properties.
Our working capital and other loans are made only to tenants of our leased properties. We do not make working capital or other loans to parties unrelated to our leased real estate.
With how we are structured, how we manage our business and how we view our business from a financial perspective, we believe we have one reporting segment.
7. We note that you have included interest income from your lending activities within revenues. Please clarify the source of funds used to finance your lending activities. To the extent the mortgage, working capital and other loans were made using proceeds from your debt, tell us why the related interest expense has been included below operating income.
As noted in our response to Comment 6 above, we are primarily in the business of leasing healthcare real estate but from time to time we do make mortgage loans based on the reasons cited above. However, our mortgage loans are structured similar to our leases and our other loans are only made to tenants of our leased properties. Thus, we look at loans and leases similarly. We fund our purchases of real estate for leasing and investments in loans along with other cash flow needs, including dividend payments, from cash flows from operations, equity raises and issuances of debt. We do not specifically issue debt to fund lending activities. We believe interest expense is properly shown below operating income in accordance with Regulation S-X as it is a direct result of the financing of our overall business and not a core part of our business.

Ms. Cicely LaMothe
Securities and Exchange Commission
Item 8. Financial Statements and Supplementary Data, page 40
Notes to the Consolidated Financial Statements
4. Debt, page 55
Exchangeable Senior Notes, page 56
8. We note the exchangeable senior notes issued by your operating partnership are exchangeable for cash up to the principal amounts and cash or common shares for the remainder of the exchange value in excess of the principal amount. Clarify if the election to issue cash or shares is at your option. In addition, please disclose in future filings the accounting treatment for these notes and the accounting literature relied upon. Provide us with your proposed disclosure.
In response to the Staff’s comment, please be advised that the reference in our disclosure on page 57 to a cash settlement option for the remainder of any exchange value in excess of the principal amount appears to be in error. The terms of the notes provide that any such excess value may be exchanged for common shares only. We will correct this in future filings.
We account for our exchangeable senior notes in accordance with ASC 470-20 (formerly known as FSP No. APB 14-1). In future filings, we will provide the following additional disclosure in our significant accounting policy section:
Exchangeable Senior Notes:
The initial proceeds from the issuance of the exchangeable senior notes are required to be allocated between a liability component and an equity component such that the interest expense on the exchangeable senior notes is not recorded at the stated rate of interest but rather at an effective rate that reflects our borrowing rate on conventional debt at the date of issuance. We calculate the liability component of the exchangeable senior notes based on the present value of the contractual cash flows discounted at a comparable market rate for conventional debt at the date of issuance. The difference between the principal amount and the fair value of the liability component is reported as a discount on the exchangeable senior notes that is accreted as additional interest expense from the issuance date through the contractual maturity date using the effective interest method. The liability component of the exchangeable senior notes is reported net of discounts on our consolidated balance sheets. We calculate the equity component of the exchangeable senior notes based on the difference between the initial proceeds received from the issuance of the exchangeable senior notes and the fair value of the liability component at the issuance date. The equity component is included in additional paid-in-capital, net of issuance costs, on our consolidated balance

Ms. Cicely LaMothe
Securities and Exchange Commission
sheets. We allocate issuance costs for exchangeable senior notes between the liability and the equity components based on their relative values.
In responding to your comments, please be advised that Medical Properties Trust, Inc. acknowledges that:
1)	Medical Properties Trust, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

2)	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3)	Medical Properties Trust, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
To the extent applicable, we will modify our disclosures in our Form 10-K for the year ended December 31, 2011 to incorporate our responses in this letter.
Should you have any questions or further comments, please contact the undersigned at 205-969-3755.
Very truly yours,
MEDICAL PROPERTIES TRUST, INC.
/s/ R. Steven Hamner
By R. Steven Hamner